

August 14, 2012

<u>Via E-mail</u>
Benjamin Miller
Fundrise Manager 906 H Street NE, LLC
7400 Beaufront Springs Drive
Suite 300
North Chesterfield, VA 23225

      Re: **Fundrise 906 H Street, LLC**
               Offering Statement on Form 1-A
               Filed July 19, 2012
               File No. 024-10325

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>Part I</u>

<u>Item 5. Unregistered Securities Issued or Sold Within One Year</u>

1.   Please revise to briefly explain the basis for computing the total consideration paid for both the Class A and Class B membership units per Item 5(a)(3) of Form 1-A.

Part II

Offering Circular Summary, page 1

Description of the Company's Business, page 15

2.   Please revise to discuss in greater detail why you believe the asking rents for the referenced properties provide a reasonable basis for your assumed annual net lease payment of $180,000. In addition, please clarify whether the use of the property will impact the rental rate charged and whether the comparable rents relate to vacant buildings in need of development improvements.

3.   Please disclose the calculation used to arrive at the forecasted yield. Discuss the estimates for expenses that were incorporated into the calculation and the reasonable basis for such estimates.

4.   Please disclose how the variable rate for the loan is determined. Also, we note that the loan amount is due and payable on December 5, 2032. Please clarify if there is an extension provision included in the current note.

5.   Please disclose how the debt service coverage ratio is calculated.

6.   Supplement your disclosure in this section to discuss in greater detail what constitutes acceptable conditions under the Asbestos Operations and Maintenance Program. We note from your disclosure elsewhere in your circular that you anticipate build-out costs of $275,000 and development improvements of approximately $1,000,000 required for retail or restaurant use. Please explain how any prospective development on your currently un-renovated parcel will impact the environmental conditions of the property and quantify any remediation costs.

Market Context, page 17

7.   You state on page 17 that the property is one of the remaining un-renovated parcels along the entertainment strip on the south side of H Street, NE, between 13th and 14th Streets. Please revise to clarify the location of the property or advise.

The Manager, page 18

8.   Please revise to describe your manager's previous experience in evaluating potential properties for acquisition in the Washington DC area.

9.   We note the manager's fee schedule, including 5% of total development costs. Please quantify any fee amounts that have been paid or accrued, including any fees based on the acquisition of the 906 H Street property. In addition, please

clarify if all wages of manager's employees are reimbursed at a 3 times multiple and quantify the current amount of such reimbursement paid or accrued.

10.   Please revise to describe the services beyond the scope of the delineated services described in this section for which WestMill may receive additional fees. We note that the fees will be paid at prevailing market rates. Please describe whether you will impose any caps on such amounts.

Dilution, page 22

11.   Please revise your dilution table to include sub-headers to clarify what each grouping of data represents, at a minimum identifying which information relates to the period prior the offering, and which info relates to the period subsequent to the offering. Also, tell us how you calculated the Decrease in book value for Class C, and revise as necessary.

Plan of Distribution, page 34

12.   Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A. Also, please tell us if information regarding this offering will be included with the "crowdsourcing" solicitation prior to qualification.

Advertising, Sales and other Promotional Materials, page 35

13.   Please confirm that you plan to file such materials prior to qualification in accordance with Rule 256 of Regulation A.

Financial Statements and Independent Accountant's Review Report

General

14.   We note you have included a review report from your independent accountant. In light of this, please revise to include an acknowledgement letter regarding the report.

15.   Please tell us why you have not included a balance sheet of Fundrise Manager 906 H Street NE, LLC (The Manager). For reference, see Part F/S of Form 1-A.

Notes to Financial Statements, page 8

16.   Please revise to disclose the basis of presentation of the financial statements.

Benjamin Miller
Fundrise 906 H Street, LLC
August 14, 2012
Page 4

Note 5. Related Party Transactions, page 12

17.   Please quantify the amounts accrued for fees paid or accrued to Westmill Capital
       Partners, LLC and any other related parties either on the face of the balance sheet
       or in the notes to the financial statements. For reference, see ASC 850-10-50.

18.   We note that you have accrued $6,067 for the Preferred Return as of June 30,
       2012, and it appears that this amount has been capitalized to construction in
       progress. Please tell us how you have determined that this amount can be
       capitalized, and refer to any accounting literature you relied upon.

Part III – Exhibits

19.   Please update your list of exhibits to include the legal opinion prepared by
       O'Melveny & Myers, LLP as required by Item 2(11) of Part III of Form 1-A and
       provide a draft copy for us to review with your next amendment, to the extent that
       you are not in a position to file such opinion.

       We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Act of 1933 and all applicable Securities Act rules require. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

       Notwithstanding our comments, in the event you request acceleration of the
qualification date of the pending offering statement please provide a written statement
from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority,
       declare the filing qualified, it does not foreclose the Commission from taking any
       action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority,
       in declaring the filing qualified, does not relieve the company from its full
       responsibility for the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of qualification as
       a defense in any proceeding initiated by the Commission or any person under the
       federal securities laws of the United States.

       We will consider a written request for acceleration of the qualification date of the
offering statement as confirmation of the fact that those requesting acceleration are aware
of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities

specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel